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[AEGON LOGO APPEARS HERE]

                                                          633273

                                                          PRESS RELEASE


APPOINTMENTS AT AEGON N.V.


Supervisory Board

As announced on 8 November 2001, the Supervisory Board of AEGON N.V. has appointed Mr Kees J. Storm (59) as a member of the Supervisory Board as per 1 July 2002.
Mr Storm, who has been Chairman of the Executive Board of AEGON N.V. for nine years, has stepped down today and will retire as per 1 July 2002 due to reaching the retirement age.

Executive Board

As announced on 8 November 2001 as well, Mr. Donald J. Shepard (55) has been appointed as Chairman of the Executive Board of AEGON N.V. at the Annual General Meeting of Shareholders. Mr Shepard has been a member of the Executive Board of AEGON N.V. since 1992.

As per today, the Supervisory Board has appointed Mr Johan G. van der Werf (49) as a member of the Executive Board of AEGON N.V. The Supervisory Board formally announced the intended appointment to the Annual General Meeting of Shareholders today.

The Hague, 18 April 2002
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Enquiries:

AEGON N.V.
Group Communications
Phone + 31 70 344 83 44

Additional information can be found on AEGON`s website: www.aegon.com
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